Exhibit (a)(5)(D)

Project Jet DISCUSSION MATERIALS FOR THE SPECIAL COMMITTEE FEBRUARY 25, 2020 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Preliminary and Confidential | Subject to Further Review and Revision Table of Contents 2 Page 1. Executive Summary 3 2. Financial Analyses 8 Jiedian Financial Analysis 12 Other Businesses Liquidation Analysis 16 3. Appendices 21 Selected Public Market Observations 22 Glossary 29 4. Disclaimer 31

Page 1. Executive Summary 3 2. Financial Analyses 8 3. Appendices 21 4. Disclaimer 31

Executive Summary

Summary of Selected Changes from Prior Materials Dated 2/15/2020

The schedule below reflects selected market changes related to the Selected Companies from the Prior Materials dated February 15, 2020. In addition, the RMB to USD exchange rate changed from 0.1434 in the Prior Materials to 0.1424 in the Current Materials dated February 25, 2020. Selected multiples in Jiedian's Selected Companies Analysis, financial information provided by Company management and share/ADS counts provided by Company management remained unchanged.

	Prior Materials dated 2/15/2020				Current Materials dated 2/25/2020							
	Market Data as of 2/12/2020				Market Data as of 2/21/2020				Change [2]			
	Share	Enterprise Value [1] to Revenue			Share	Enterprise Value [1] to Revenue			Share	Enterprise Value [1] to Revenue		
Rent-to-Own Companies	Price	LTM	CY 2019E [3]	CY 2020E [3]	Price	LTM	CY 2019E [3]	CY 2020E [3]	Price	LTM	CY 2019E [3]	CY 2020E [3]
Aaron's, Inc.	$57.87	1.17x	1.17x	1.03x	$43.33	0.82x	0.82x	0.75x	($14.54)	(0.35x)	(0.35x)	(0.28x)
FlexShopper, Inc.	3.06	1.07x	1.29x	1.01x	2.75	0.99x	1.19x	0.94x	(0.31)	(0.08x)	(0.10x)	(0.08x)
Rent-A-Center, Inc.	28.35	0.68x	0.68x	0.66x	24.91	0.60x	0.60x	0.59x	(3.44)	(0.08x)	(0.08x)	(0.07x)
Low		0.68x	0.68x	0.66x		0.60x	0.60x	0.59x		(0.08x)	(0.08x)	(0.07x)
High		1.17x	1.29x	1.03x		0.99x	1.19x	0.94x		(0.19x)	(0.10x)	(0.09x)
Median		1.07x	1.17x	1.01x		0.82x	0.82x	0.75x		(0.25x)	(0.35x)	(0.26x)
Mean		0.97x	1.05x	0.90x		0.80x	0.87x	0.76x		(0.17x)	(0.17x)	(0.14x)
Car Rental Companies												
AMERCO	$343.73	2.62x	2.62x	*NA*	$342.76	2.62x	2.62x	2.57x	($0.97)	(0.00x)	(0.00x)	*NA*
Avis Budget Group, Inc.	40.88	1.93x	1.92x	1.87x	47.94	1.88x	1.88x	1.83x	7.06	(0.05x)	(0.04x)	(0.04x)
CAR Inc.	0.66	2.79x	2.37x	2.11x	0.64	2.69x	2.28x	2.03x	(0.02)	(0.10x)	(0.09x)	(0.08x)
Europcar Mobility Group S.A.	4.65	1.76x	1.76x	1.65x	4.29	1.74x	1.74x	1.64x	(0.36)	(0.02x)	(0.02x)	(0.01x)
Hertz Global Holdings, Inc.	18.74	2.09x	2.08x	2.02x	20.25	2.08x	2.07x	2.01x	1.51	(0.01x)	(0.01x)	(0.01x)
Localiza Rent a Car S.A.	12.77	4.89x	4.59x	3.61x	12.37	4.80x	4.52x	3.55x	(0.39)	(0.08x)	(0.08x)	(0.06x)
Low		1.76x	1.76x	1.65x		1.74x	1.74x	1.64x		(0.02x)	(0.02x)	(0.01x)
High		4.89x	4.59x	3.61x		4.80x	4.52x	3.55x		(0.08x)	(0.08x)	(0.06x)
Median		2.36x	2.23x	2.02x		2.35x	2.17x	2.02x		(0.01x)	(0.05x)	(0.00x)
Mean		2.68x	2.56x	2.26x		2.64x	2.52x	2.27x		(0.04x)	(0.04x)	0.02x
All Selected Companies												
Low		0.68x	0.68x	0.66x		0.60x	0.60x	0.59x		(0.08x)	(0.08x)	(0.07x)
High		4.89x	4.59x	3.61x		4.80x	4.52x	3.55x		(0.08x)	(0.08x)	(0.06x)
Median		1.93x	1.92x	1.76x		1.88x	1.88x	1.83x		(0.05x)	(0.04x)	0.07x
Mean		2.11x	2.05x	1.75x		2.02x	1.97x	1.77x		(0.09x)	(0.09x)	0.02x

Source: Public filings, Capital IQ, Bloomberg, Wall Street research, Company management.
Note: No company used in this analysis for comparative purposes is identical to the Company.
1. *Enterprise value equals equity market value + debt outstanding + preferred stock + minority interests – cash and cash equivalents – equity method investments.*
2. *Computed as Current Materials dated 2/25/2020 less Prior Materials dated 2/15/2020.*
3. *Multiples based on forward looking financial information may have been calendarized to the Company's fiscal year end of December 31st.*

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 4

Preliminary and Confidential | Subject to Further Review and Revision Executive Summary Summary of Selected Transaction Terms 5 Source: Company management, draft dated February 23, 2020 of the Agreement and Plan of Merger (the “Agreement”). Note: This summary is intended only as an overview of selected terms and is not intended to cover all terms or details of the Tr ansaction. ▪ Parties to the Transaction : ▪ Jumei International Holding Limited, a Cayman Islands company (“Jumei” or the “Company ”) ▪ Super ROI Global Holding Limited, a BVI business incorporated with limited liability, owned by Mr . Leo Ou Chen through a trust (“ Parent ”) ▪ Jumei Investment Holding Limited, a wholly - owned subsidiary of Parent (“Merger Sub”) ▪ Form of Transaction : ▪ “Tender Offer” : Merger Sub will commence a tender offer to acquire all of the Class A Ordinary Shares and ADSs that are issued and outstanding and not owned by Merger Sub and its affiliates ▪ “Merger” : Following consummation of the Tender Offer, in the event that Merger Sub acquires shares representing 90 % of the voting power, Merger Sub shall be merged with and into the Company with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent ▪ Selected Tender Offer Conditions : ▪ Merger Sub shall not be required to accept for payment or pay for any Class A Ordinary Shares/ADSs validly tendered if the following conditions have not been satisfied, among others : ▪ Minimum Condition : Validly tendered Class A Shares (including ADSs), together with any shares registered to Merger Sub and affiliates, constitutes at least 90 % of total voting power ▪ Financing Condition : Parent and Merger Sub shall have sufficient funds to pay (i) the aggregate Tender Offer consideration assuming all outstanding Class A Ordinary Shares and ADSs are validly tendered and (ii) all fees and expenses expected to be incurred in connection with the Tender Offer ▪ Transaction Consideration : ▪ $ 20 . 00 per ADS in cash (“Per ADS Transaction Consideration”) ▪ Treatment of Company Equity Awards : ▪ Vested Company Options : Cancelled and converted into right to receive cash per option equal to Per ADS Transaction Consideration less exercise price ▪ Vested Company RSU : Cancelled and converted into right to receive cash per RSU equal to the Per ADS Transaction Consideration ▪ Unvested Company Options and RSU : Cancelled for no consideration ▪ Termination : ▪ Company Termination Fee : $ 2 . 5 million ▪ Merger Sub Termination Fee : $ 5 . 0 million

Executive Summary

Transaction Overview

Summary of Transaction Value

(dollars, RMB and ADS in millions, except per ADS values)

Selected Transaction Information	
Per ADS Transaction Consideration	**$20.00**
Basic ADSs Outstanding	11.4
Dilutive ADSs [1]	0.1
Fully Diluted Shares Outstanding	**11.5**
Implied Equity Value (USD)	**$229.3**
USD to RMB Exchange Rate as of 2/21/20 [2]	7.02
Implied Equity Value (RMB)	**¥1,610.4**
Cash and Cash Equivalents [3]	(455.6)
Short-Term Investments [3]	(814.1)
Third-Party Platform Funds Receivable [3][4]	(53.0)
Long-Term Investments [3][5]	(232.1)
Customer Deposits [3][6]	819.3
Redeemable Non-Controlling Interests [3]	8.4
Implied Enterprise Value (RMB)	**¥883.2**
Implied Enterprise Value (USD)	**$125.8**

Implied Premiums to Historical Unaffected ADS Trading Prices

(dollars per ADS in actuals)

Unaffected Trading Period As of 1/10/20	Average Closing / Closing ADS Price [7]	Implied Premium of Per ADS Transaction Consideration over Average Closing / Closing ADS Price
1-Day Closing	$17.43	14.7%
5-Day Average Closing	$18.97	5.5%
10-Day Average Closing	$19.54	2.3%
1-Month Average Closing	$19.29	3.7%
3-Month Average Closing	$19.68	1.6%
6-Month Average Closing	$20.38	(1.9%)
1-Year Average Closing	$22.33	(10.4%)
52-Week High Closing	$27.80	(28.1%)
52-Week Low Closing	$17.00	17.6%

Source: Public filings, Capital IQ, Company management, Agreement.
Note: Jumei International Holding Limited is referred to herein as the "Company" or "Jumei".

1. Represents the net dilutive impact of an equivalent of ~0.1 million ADS options outstanding based on the treasury method and an equivalent of ~0.0 million ADS RSUs outstanding, per Company management. Per public filings and Company management, one ADS is equivalent to ten Class A ordinary shares.
2. Per Capital IQ.
3. Per Company management in RMB as of 12/31/2019.
4. Represents cash received but not yet withdrawn from third-party payment platforms as of 12/31/2019, per Company management.
5. Represent net book value of long–term investments as of 12/31/2019.
6. Represents balance of refundable customer deposits collected by Jiedian as of 12/31/2019. Company management has indicated that the Company has not reserved any portion of its cash or short-term investments against this balance.
7. All closing ADS prices have been adjusted to reflect the impact of the reverse stock split that became effective on January 10, 2020, per Capital IQ.

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 6

Executive Summary

Company and Industry Considerations

Jumei

- Since its IPO in 2014 at $220 per ADS[1], the Company's ADS price has decreased from its peak closing ADS price of ~$380 per ADS[1] in 2014. The Company has made numerous investments in non-core businesses with mixed results, is delayed in reporting its June 2019 financials and has lost several key management personnel.

Jiedian (Power Bank Sharing)

- Jumei's initial investment in Jiedian was in 2017 and Jumei has since purchased shares from existing shareholders in several transactions, most recently in mid-2019 at implied equity values of up to $120 million. Jiedian has incurred capital expenditures in excess of RMB300 million (~$40 million[2]) over the past two years and is expected to have expenditures in excess of RMB100 million (~$15 million[2]) over the next several years. Additionally, the Company is not expected to be profitable (-4.1% Adjusted EBIT margin in CY 2020E) or cash flow positive[3] in the near term. In 2019 the Company held discussions with five investment banks and contacted 26 potential investors, per Company management, and was unsuccessful in finding third party financing to support the business or position the business for a stand alone listing.

Date of Jumei Investment in the Equity of Jiedian	% Acquired by Jumei	Implied Equity Value of Jiedian[5]
May 2017	60.0%	$73 million
December 2017[4]	22.1%	$64 million
May 2019[4]	2.8%	$120 million
June 2019[4]	7.9%	$116 million

Shuabao (Mobile Application)

- Shuabao effectively began operating in the beginning of 2019 and since has gradually been able to grow its user base to ~16.6 million DAU at the end of 2019, mainly through the offering of cash incentives and user acquisition expenditures. During 2019, Shuabao incurred $462 million of expenses to generate $134 million of revenue and is expected to require similar spending in order to maintain its user base. Company management indicated that it was also unsuccessful in its efforts to raise third party financing, both on a standalone basis and in connection with Jiedian's financing efforts.

	Q1 2019	Q2 2019	Q3 2019	Q4 2019
Revenue (in millions)	$0.3	$5.1	$34.7	$94.2
Expense (in millions)	$52.3	$132.6	$98.4	$178.7

E-Commerce (Beauty Products Online Platform)

- The E-Commerce platform launched in 2010 and held a market share of 22.1% in 2013 which has since decreased to 0.1% as of 2019 due to, among other reasons, competition from large platforms in China, such as Tmall, JD and Taobao, counterfeit issues starting in 2014 and cross-border e-commerce tax policies enacted in 2016. Given such, Company management plans to wind down its E-Commerce business within two years.

Source: Company management, public filings, Analysys.

1. *Represents ADS and closing ADS prices adjusted for the reverse stock split in January 10, 2020.*
2. *Converted to USD with exchange rate as of 2/21/2020.*
3. *Per Company management's projections, Jiedian's Adjusted EBITDA less capital expenditures in CY 2020E is expected to be ~(RMB30) million.*
4. *Represents the purchase of Jiedian equity interests from other existing shareholders.*
5. *Converted to USD using the average RMB to USD exchange rate in each respective month.*

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 7

Page 1. Executive Summary 3 2. Financial Analyses 8 Jiedian Financial Analysis 12 Other Businesses Liquidation Analysis 16 3. Appendices 21 4. Disclaimer 31

Financial Analyses Approaches

The distinct businesses of Jumei are analyzed utilizing the approaches detailed below following a review of the company and industry considerations impacting each business, including, but not limited to, capital intensiveness, lack of available third party financing and competitive pressure.

Jumei
(NYSE: JMEI)

Jiedian
Selected Companies Analysis on Going Concern Basis

\+

Other Businesses

Shuabao
Liquidation Analysis

\+

Jumei.com (E-Commerce)
Liquidation Analysis

Selected multiples for Jiedian based on a review of, among other considerations:

- Implied trading multiples of public companies deemed similar to Jiedian,
- Recent transactions in the equity of Jiedian,
- Recent financing efforts as provided by Company management,
- Forecast provided by Company management, and
- Other company specific and industry conditions.

- Due to, among other considerations, the capital intensiveness of certain of Jumei's businesses, the inability of Jumei to secure third party financing and the recent difficulties facing the E-Commerce segment, the financial projections provided by Company management assume the winding down of Shuabao and the E-Commerce segment by 2022 and 2021, respectively.
- Furthermore, Company management has indicated that Shuabao is still in early stages (launched in late 2018) and is currently generating cash outflows of approximately 3x revenue.
- As such, given the current conditions of the Company, the highest and best use of the Company's assets is likely to cease operations and liquidate Shuabao and the E-Commerce business.
- Therefore, a liquidation analysis has been performed on a combined basis for Shuabao and the E-Commerce segment ("Other Businesses") in which Company management provided (i) a balance sheet for the Other Businesses as of 12/31/2019, (ii) estimates of the recoverability percentage of all of the Other Businesses' assets and liabilities, and (iii) estimated wind-down costs for the Other Businesses.

Source: Company management

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 9

Preliminary and Confidential | Subject to Further Review and Revision Jiedian Selected Companies Analysis Other Businesses CY 2019 Jiedian Revenue 0.90x – 1.20x Implied Liquidation Value CY 2020E Jiedian Revenue 0.80x – 1.10x Implied Liquidation Value Financial Analyses Summary Source: Company management, Capital IQ, Bloomberg, public filings, Agreement. Note : Based on (i) an equivalent of ~11.4 million ADS outstanding, (ii ) the net dilutive impact of an equivalent of ~0.1 million ADS options outstanding based on the treasury method and (iii) an equivalent of ~0.0 million ADS RSUs outstanding, per Company management. Per public filings and Company management, one ADS is equivalent to ten Class A or dinary shares . (dollars per ADS in actuals) 10 Implied Per ADS Value Reference Range Per ADS Transaction Consideration: $20.00 $13.88 $13.68 $24.66 $23.85 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 $20.00 $22.00 $24.00 $26.00 $28.00 $30.00

Financial Analyses Summary

Implied Per ADS Value Reference Range

(dollars and ADS in millions, except per ADS values)

	Jiedian Selected Companies Analysis CY 2019 Jiedian Revenue			Jiedian Selected Companies Analysis CY 2020E Jiedian Revenue		
Corresponding Base Amount	¥1,364.2			¥1,559.7		
Selected Multiples Range	0.90x	--	1.20x	0.80x	--	1.10x
Jiedian Implied Enterprise Value Reference Range	¥1,227.8	--	¥1,637.1	¥1,247.7	--	¥1,715.6
Jiedian Cash and Cash Equivalents as of 12/31/2019	66.4	--	66.4	66.4	--	66.4
Jiedian Short-Term Investments 12/31/2019	488.1	--	488.1	488.1	--	488.1
Jiedian Third-Party Platform Funds Receivable 12/31/2019 [1]	40.1	--	40.1	40.1	--	40.1
Jiedian Implied Total Enterprise Value Reference Range	¥1,822.5	--	¥2,231.7	¥1,842.4	--	¥2,310.3
Jiedian Customer Deposits 12/31/2019 [2]	(819.3)	--	(819.3)	(819.3)	--	(819.3)
Jiedian Implied Total Equity Value Reference Range (RMB)	¥1,003.2	--	¥1,412.5	¥1,023.1	--	¥1,491.0
RMB to USD Exchange Rate as of 2/21/2020 [3]	0.14	--	0.14	0.14	--	0.14
Jiedian Implied Total Equity Value Reference Range (USD)	$142.8	--	$201.1	$145.7	--	$212.3
Jumei Ownership % in Jiedian [4]	83.7%	--	83.7%	83.7%	--	83.7%
Jiedian Implied Proportionate Total Equity Value Reference Range (USD)	**$119.5**	**--**	**$168.2**	**$121.9**	**--**	**$177.6**
Jumei Consolidated = Jiedian + Other Businesses						
Jiedian Implied Proportionate Total Equity Value Reference Range (USD)	$119.5	--	$168.2	$121.9	--	$177.6
Other Businesses Implied Liquidation Value Reference Range (USD) [5]	$37.2	--	$105.3	$37.2	--	$105.3
Implied Total Equity Value Reference Range (USD)	$156.7	--	$273.5	$159.1	--	$282.8
ADSs Outstanding [6]	11.5	--	11.5	11.5	--	11.5
Implied Per ADS Value Reference Range	**$13.68**	**--**	**$23.85**	**$13.88**	**--**	**$24.66**

Source: Company management.

1. *Represents cash received but not yet withdrawn from third-party payment platforms as of 12/31/2019, per Company management.*
2. *Represents balance of refundable customer deposits collected by Jiedian as of 12/31/2019. Company management has indicated that the Company has not reserved any portion of its cash or short-term investments against this balance.*
3. *Per Capital IQ.*
4. *Represents Jumei's current ownership in Jiedian, per Company management.*
5. *Refer to page 18 for derivation of the Other Businesses Implied Liquidation Value Reference Range.*
6. *Based on (i) an equivalent of ~11.4 million ADS outstanding, (ii) the net dilutive impact of an equivalent of ~0.1 million ADS options outstanding based on the treasury method and (iii) an equivalent of ~0.0 million ADS RSUs outstanding, per Company management. Per public filings and Company management, one ADS is equivalent to ten Class A ordinary shares.*

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 11

Page 1. Executive Summary 3 2. Financial Analyses 8 Jiedian Financial Analysis 12 Other Businesses Liquidation Analysis 16 3. Appendices 21 4. Disclaimer 31

Jiedian Financial Analysis

Selected Historical and Projected Financial Information

Projections do not assume the Company can raise sufficient financing to support Jiedian's required capital expenditures, increased revenue sharing costs and sales & marketing expenses, that are necessary to compete with other major players in the industry.

(RMB in millions)

	Fiscal Year Ended December 31,		Fiscal Year Ending December 31,						
	2018	2019	2020E	2021E	2022E	2023E	2024E	CAGR 2019 to 2021E	CAGR 2019 to 2024E
Self-Operated Leasing [1]	¥228.0	¥619.0	¥674.8	¥747.7	¥878.9	¥860.6	¥842.3		
Outsourced Leasing [2]	346.7	605.9	742.2	671.4	524.9	512.7	500.5		
Power Bank Sales [3]	117.2	139.0	141.7	141.9	140.4	137.3	134.3		
Other [4]	5.2	7.6	8.8	10.1	11.6	13.3	15.4		
Business Tax and Surcharges	0.0	(7.3)	(7.8)	(7.9)	(7.8)	(7.6)	(7.5)		
Revenues, Net	¥697.0	¥1,364.2	¥1,559.7	¥1,563.2	¥1,548.0	¥1,516.3	¥1,484.9	7.0%	1.7%
Growth %		*95.7%*	*14.3%*	*0.2%*	*-1.0%*	*-2.0%*	*-2.1%*		
Cost of Goods Sold	(407.2)	(947.8)	(986.2)	(1,051.5)	(1,097.2)	(1,005.0)	(955.4)		
Gross Profit	¥289.8	¥416.4	¥573.5	¥511.7	¥450.8	¥511.4	¥529.5		
Margin %	*41.6%*	*30.5%*	*36.8%*	*32.7%*	*29.1%*	*33.7%*	*35.7%*		
General & Administrative Expense	(16.7)	(19.8)	(23.5)	(23.6)	(23.3)	(22.9)	(22.4)		
Stock Based Compensation Expense	0.0	(61.9)	(17.5)	(11.4)	(5.5)	(2.5)	0.0		
Sales & Marketing Expense	(185.3)	(357.0)	(548.6)	(549.9)	(544.5)	(533.4)	(522.3)		
Product Development Expense	(41.2)	(44.2)	(47.0)	(47.1)	(46.7)	(45.7)	(44.8)		
Depreciation & Amortization	149.5	236.9	178.5	171.6	156.7	84.9	55.8		
Adjusted EBITDA	¥196.0	¥170.4	¥115.3	¥51.4	(¥12.5)	(¥8.3)	(¥4.2)	-45.1%	NMF
Margin %	*28.1%*	*12.5%*	*7.4%*	*3.3%*	*-0.8%*	*-0.5%*	*-0.3%*		
Growth %		*-13.1%*	*-32.3%*	*-55.4%*	*NMF*	*NMF*	*NMF*		
Depreciation & Amortization	(149.5)	(236.9)	(178.5)	(171.6)	(156.7)	(84.9)	(55.8)		
Adjusted EBIT	¥46.5	(¥66.5)	(¥63.2)	(¥120.2)	(¥169.2)	(¥93.1)	(¥60.0)	NMF	NMF
Margin %	*6.7%*	*-4.9%*	*-4.1%*	*-7.7%*	*-10.9%*	*-6.1%*	*-4.0%*		
Additional Financial Information									
Capital Expenditures	(¥305.7)	(¥330.9)	(¥145.2)	(¥130.4)	(¥113.2)	(¥111.0)	(¥107.8)		

Source: Company management.
1. Represents revenue generated by internal business managers who negotiate with merchants and deploy power banks.
2. Represents revenue generated by the Company contracting third parties to negotiate with merchants and deploy power banks.
3. Represents revenue generated by selling power banks directly to users if they do not return those to the power bank cabinets.
4. Represents advertising revenue generated by displaying advertisements on the Company's power bank cabinets.

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 13

Jiedian Financial Analysis

Selected Companies Analysis

(dollars in millions, except per share values)

Rent-to-Own Companies	Country	Exchange	Share Price [2]	Equity Market Value [2,3]	Enterprise Value [2,3]	Enterprise Value [1] to Revenue LTM	CY 2019E [4]	CY 2020E [4]
Aaron's, Inc.	United States	NYSE	$43.33	$2,958.0	$3,241.2	0.82x	0.82x	0.75x
FlexShopper, Inc.	United States	NasdaqCM	2.75	83.7	106.4	0.99x	1.19x	0.94x
Rent-A-Center, Inc.	United States	NasdaqGS	24.91	1,423.8	1,601.2	0.60x	0.60x	0.59x
Low						0.60x	0.60x	0.59x
High						0.99x	1.19x	0.94x
Median						0.82x	0.82x	0.75x
Mean						0.80x	0.87x	0.76x
Car Rental Companies								
AMERCO	United States	NasdaqGS	$342.76	$6,720.8	$10,160.6	2.62x	2.62x	2.57x
Avis Budget Group, Inc.	United States	NasdaqGS	47.94	3,656.1	17,256.1	1.88x	1.88x	1.83x
CAR Inc.	China	SEHK	0.64	1,378.2	2,801.7	2.69x	2.28x	2.03x
Europcar Mobility Group S.A.	France	ENXTPA	4.29	673.9	5,554.0	1.74x	1.74x	1.64x
Hertz Global Holdings, Inc.	United States	NYSE	20.25	2,810.8	20,271.8	2.08x	2.07x	2.01x
Localiza Rent a Car S.A.	Brazil	BOVESPA	12.37	9,394.9	10,664.3	4.80x	4.52x	3.55x
Low						1.74x	1.74x	1.64x
High						4.80x	4.52x	3.55x
Median						2.35x	2.17x	2.02x
Mean						2.64x	2.52x	2.27x
All Selected Companies								
Low						0.60x	0.60x	0.59x
High						4.80x	4.52x	3.55x
Median						1.88x	1.88x	1.83x
Mean						2.02x	1.97x	1.77x

Source: Bloomberg, public filings, Capital IQ, Wall Street equity research.
Note: No company used in this analysis for comparative purposes is identical to the Company.
Note: 2019 represents actual performance for Aaron's, Inc., Avis Budget Group, Inc., and AMERCO and expected performance for all other selected companies.
1. *Enterprise value equals equity market value + debt outstanding + preferred stock + minority interests – cash and cash equivalents.*
2. *Based on closing prices as of 2/21/2020.*
3. *Based on diluted shares.*
4. *Multiples based on forward looking financial information may have been calendarized to the Company's fiscal year end of December 31st.*

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 14

Jiedian Financial Analysis

Selected Benchmarking Information

Size (LTM Revenue, millions)	
Rent-to-Own Companies	
Aaron's, Inc.	$3,947.7
Rent-A-Center, Inc.	$2,663.7
Jiedian	**$194.3**
FlexShopper, Inc.	$107.6
Car Rental Companies	
Hertz Global Holdings, Inc.	$9,749.0
Avis Budget Group, Inc.	$9,172.0
AMERCO	$3,882.9
Europcar Mobility Group S.A.	$3,192.6
Localiza Rent a Car S.A.	$2,220.2
CAR Inc.	$1,041.3
Jiedian	**$194.3**

Size [1] (Enterprise Value as of 2/21/20, millions)	
Rent-to-Own Companies	
Aaron's, Inc.	$3,241.2
Rent-A-Center, Inc.	$1,601.2
FlexShopper, Inc.	$106.4
Car Rental Companies	
Hertz Global Holdings, Inc.	$20,271.8
Avis Budget Group, Inc.	$17,256.1
Localiza Rent a Car S.A.	$10,664.3
AMERCO	$10,160.6
Europcar Mobility Group S.A.	$5,554.0
CAR Inc.	$2,801.7

Leverage [1] (Debt to Enterprise Value as of 2/21/20)	
Rent-to-Own Companies	
Aaron's, Inc.	10.5%
Rent-A-Center, Inc.	15.7%
FlexShopper, Inc.	23.5%
Car Rental Companies	
Localiza Rent a Car S.A.	16.4%
AMERCO	44.8%
CAR Inc.	73.5%
Avis Budget Group, Inc.	84.0%
Hertz Global Holdings, Inc.	89.0%
Europcar Mobility Group S.A.	92.7%

Liquidity (LTM Current Ratio)	
Rent-to-Own Companies	
FlexShopper, Inc.	7.3
Rent-A-Center, Inc.	2.2
Jiedian	**0.6**
Aaron's, Inc.	0.3
Car Rental Companies	
AMERCO	5.2
Hertz Global Holdings, Inc.	1.6
Europcar Mobility Group S.A.	1.1
Localiza Rent a Car S.A.	1.1
CAR Inc.	1.0
Avis Budget Group, Inc.	1.0
Jiedian	**0.6**

Historical Growth (CY 2018 to CY 2019 Revenue)	
Rent-to-Own Companies	
Jiedian	**95.7%**
FlexShopper, Inc.	5.2%
Aaron's, Inc.	3.1%
Rent-A-Center, Inc.	0.0%
Car Rental Companies	
Jiedian	**95.7%**
CAR Inc.	33.9%
Localiza Rent a Car S.A.	31.5%
AMERCO	4.2%
Hertz Global Holdings, Inc.	3.1%
Europcar Mobility Group S.A.	0.7%
Avis Budget Group, Inc.	0.5%

Projected Growth (CY 2019 to CY 2020E Revenue)	
Rent-to-Own Companies	
FlexShopper, Inc.	27.4%
Jiedian	**14.3%**
Aaron's, Inc.	9.3%
Rent-A-Center, Inc.	2.8%
Car Rental Companies	
Localiza Rent a Car S.A.	27.2%
Jiedian	**14.3%**
CAR Inc.	12.1%
Europcar Mobility Group S.A.	6.4%
Hertz Global Holdings, Inc.	3.0%
Avis Budget Group, Inc.	2.8%
AMERCO	1.9%

Historical Growth (CY 2018 to CY 2019 Adjusted EBIT)	
Rent-to-Own Companies	
Rent-A-Center, Inc.	102.2%
Aaron's, Inc.	8.1%
FlexShopper, Inc.	*NMF*
Jiedian	***NMF***
Car Rental Companies	
Localiza Rent a Car S.A.	20.1%
Avis Budget Group, Inc.	9.9%
Europcar Mobility Group S.A.	-14.4%
CAR Inc.	*NA*
AMERCO	*NMF*
Hertz Global Holdings, Inc.	*NMF*
Jiedian	***NMF***

Projected Growth (CY 2019 to CY 2020E Adjusted EBIT)	
Rent-to-Own Companies	
FlexShopper, Inc.	114.7%
Aaron's, Inc.	12.4%
Rent-A-Center, Inc.	-5.1%
Jiedian	***NMF***
Car Rental Companies	
Hertz Global Holdings, Inc.	35.6%
Localiza Rent a Car S.A.	29.3%
Avis Budget Group, Inc.	8.6%
Europcar Mobility Group S.A.	3.5%
AMERCO	*NA*
CAR Inc.	*NA*
Jiedian	***NMF***

Profitability (CY 2019E Adjusted EBIT to 2019E Revenue)	
Rent-to-Own Companies	
Rent-A-Center, Inc.	8.8%
Aaron's, Inc.	7.9%
FlexShopper, Inc.	4.8%
Jiedian	**-4.9%**
Car Rental Companies	
Localiza Rent a Car S.A.	14.5%
AMERCO	14.3%
Europcar Mobility Group S.A.	10.1%
Avis Budget Group, Inc.	6.2%
Hertz Global Holdings, Inc.	4.8%
Jiedian	**-4.9%**
CAR Inc.	*NA*

Profitability (CY 2020E Adjusted EBIT to CY 2020E Revenue)	
Rent-to-Own Companies	
Aaron's, Inc.	8.2%
Rent-A-Center, Inc.	8.1%
FlexShopper, Inc.	8.1%
Jiedian	**-4.1%**
Car Rental Companies	
Localiza Rent a Car S.A.	14.8%
Europcar Mobility Group S.A.	9.8%
Avis Budget Group, Inc.	6.5%
Hertz Global Holdings, Inc.	6.3%
Jiedian	**-4.1%**
AMERCO	*NA*
CAR Inc.	*NA*

Internal Investment (LTM Capital Expenditures to LTM Revenue)	
Rent-to-Own Companies	
Jiedian	**24.3%**
Aaron's, Inc.	2.4%
FlexShopper, Inc.	2.0%
Rent-A-Center, Inc.	0.7%
Car Rental Companies	
Hertz Global Holdings, Inc.	145.5%
AMERCO	63.4%
Jiedian	**24.3%**
Europcar Mobility Group S.A.	2.9%
Avis Budget Group, Inc.	2.7%
CAR Inc.	2.3%
Localiza Rent a Car S.A.	0.4%

Source: Company management, public filings, Capital IQ, Bloomberg, Wall Street equity research.
Note: No company used in this analysis for comparative purposes is identical to the Company.
Note: 2019 represents actual performance for Jiedian, Aaron's, Inc., Avis Budget Group, Inc., and AMERCO and expected performance for all other selected companies.
1. Based on public trading prices of common stock.

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 15

Page 1. Executive Summary 3 2. Financial Analyses 8 Jiedian Financial Analysis 12 Other Businesses Liquidation Analysis 16 3. Appendices 21 4. Disclaimer 31

Other Businesses Liquidation Analysis

Other Businesses Assets

(RMB in millions)

		Balance Sheet as of 12/31/2019	Recoverability Estimate		Liquidation Value		
		Amount	Low	High	Low		High
	Current Assets:						
	Cash and Cash Equivalents	¥389.3	100%	100%	¥389.3	-	¥389.3
	Short-Term Investments	326.0	100%	100%	326.0	-	326.0
A	**Cash & Bank Balances**	**715.2**			**715.2**	-	**715.2**
	Within 30 days	71.8	95%	100%	68.2	-	71.8
	Over 90 days	0.0			0.0	-	0.0
	91 - 180 Days	0.0			0.0	-	0.0
	Over 180 days	0.0			0.0	-	0.0
B	**Accounts Receivable**	**71.8**			**68.2**	-	**71.8**
	Third-Party Platform Funds Receivable	12.9	100%	100%	12.9	-	12.9
	VAT Prepayments	96.2	0%	20%	0.0	-	19.2
	Supplier Rebates Receivables	14.6	50%	70%	7.3	-	10.2
	Receivable From Disposal of Long-Term Investment	64.4	0%	10%	0.0	-	6.4
	Prepaid Taxes Related to Overseas Purchase	35.0	0%	40%	0.0	-	14.0
	Prepaid Vendors Deposits	5.0	80%	100%	4.0	-	5.0
	Prepaid Advertising and Marketing Fees	14.2	0%	30%	0.0	-	4.3
	Prepaid Rental Fees	3.5	0%	20%	0.0	-	0.7
	Other Receivables	5.3	50%	70%	2.7	-	3.7
C	**Prepayments and Other Current Assets**	**251.1**			**26.8**	-	**76.5**
	Inventory	**23.0**	50%	70%	**11.5**	-	**16.1**
	Advances to Suppliers	**13.5**	80%	100%	**10.8**	-	**13.5**
	Current Assets	**¥1,074.6**			**¥832.6**	-	**¥893.1**
	Non-Current Assets:						
D	**Construction in Process**	**294.4**	145%	182%	**428.0**	-	**535.0**
	Project 1	104.6	0%	30%	0.0	-	31.4
	Project 2	22.0	40%	80%	8.8	-	17.6
	Project 3	10.4	0%	0%	0.0	-	0.0
	Project 4	15.0	0%	0%	0.0	-	0.0
	Project 5	79.9	50%	100%	40.0	-	79.9
E	**Long-Term Investments**	**232.1**			**48.8**	-	**129.0**
	Property, Plant and Equipment, net	**120.5**	10%	30%	**12.1**	-	**36.2**
	Goodwill	**105.2**	0%	0%	**0.0**	-	**0.0**
	Operating Lease Right-of-Use Assets	**171.6**	113%	141%	**193.6**	-	**242.0**
	Intangible Assets, net	**7.3**	0%	0%	**0.0**	-	**0.0**
	Deferred Tax Assets	**(8.3)**	0%	0%	**0.0**	-	**0.0**
	Other Non-Current Assets	**7.3**	30%	60%	**2.2**	-	**4.4**
	Total Assets	**¥2,004.7**			**¥1,517.2**	-	**¥1,839.6**

Source: Company management.
Note: Other Businesses Liquidation Analysis prepared by Company management.

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 17

Other Businesses Liquidation Analysis

Other Businesses Liabilities and Liquidation Value Reference Range

(RMB in millions)

	Balance Sheet as of 12/31/2019	Recoverability Estimate		Liquidation Value		
	Amount	Low	High	Low		High
Current Liabilities:						
Accounts Payable	336.2	*100%*	*90%*	336.2	-	302.6
F Advances From Customers	52.5	*100%*	*100%*	52.5	-	52.5
Tax Payable	95.3	*100%*	*100%*	95.3	-	95.3
Deposits From Service Providers	48.4	*100%*	*50%*	48.4	-	24.2
Payroll and Welfare Benefits Accruals	18.2	*100%*	*100%*	18.2	-	18.2
Server Custody and Bandwidth Fee Accruals	54.1	*100%*	*100%*	54.1	-	54.1
Accrual for Purchases of Property and Equipment	45.0	*100%*	*80%*	45.0	-	36.0
Unwithdrawn Cash Incentive Balance From Shuabao	559.4	*80%*	*60%*	447.5	-	335.6
Others	10.8	*100%*	*50%*	10.8	-	5.4
G Accrued Expenses and Other Current Liabilities	735.9			624.0	-	473.5
Operating Lease Liabilities, Current Portion	25.4	*100%*	*100%*	25.4	-	25.4
Current Liabilities	**¥1,245.2**			**¥1,133.4**	-	**¥949.3**
Non-Current Liabilities:						
Operating Lease Liabilities	20.7	*100%*	*100%*	20.7	-	20.7
Other Non-Current Liabilities	6.9	*100%*	*100%*	6.9	-	6.9
Total Liabilities	**¥1,272.8**			**¥1,160.9**	-	**¥976.8**

Other Businesses Implied Liquidation Value Reference Range

(dollars and RMB in millions)

	Liquidation Value		
	Low		High
Residual Value (Total Assets less Total Liabilities)	**¥356.3**	-	**¥862.8**
Wind Down Costs:			
Operating Costs During Wind-Down	*¥30.0*	-	*¥30.0*
Severance Fee	*57.0*	-	*57.0*
Liquidation Committee's Fee	*3.0*	-	*3.0*
Other Legal Charges (Litigation, Tax Clearance, Authority Approval, Deregistration)	*5.0*	-	*5.0*
H **Total Wind Down Charges**	**¥95.0**	-	**¥95.0**
Dividend Tax [1]	**0.0**	-	**28.6**
Other Businesses Implied Liquidation Value Reference Range (RMB)	**¥261.3**	-	**¥739.2**
RMB to USD Exchange Rate as of 2/21/2020 [2]	0.142	-	0.142
Other Businesses Implied Liquidation Value Reference Range (USD)	**$37.2**	-	**$105.3**

Source: Company management.
Note: Other Businesses Liquidation Analysis prepared by Company management.
1. *Per Company management, the Company would be required to pay a tax of 10% on amounts distributed in an orderly liquidation in excess of the offshore cash balance of ~RMB482 million.*
2. *Per Capital IQ.*

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 18

Other Businesses Liquidation Analysis

Selected Commentary

A ▪ **Cash & Bank Balances:** According to Company management, cash & bank balances is comprised of cash and cash equivalents and short-term investments, and it is assumed to be fully recoverable in an orderly liquidation.

B ▪ **Accounts Receivable:** All accounts receivable is aged fewer than 30 days. Company management indicated that they are confident in the ability to collect over 95% of outstanding accounts receivable in an orderly liquidation.

C ▪ **Prepayments and Other Current Assets:**

- **Third-party Platforms Funds Receivable:** Company management indicated that this line item represents cash received but not yet withdrawn from third-party payment platforms such as Alipay and WeChat. It is effectively cash and it is assumed to be fully recoverable in an orderly liquidation.
- **VAT Prepayments:** Represents VAT prepayments used to offset the Company's VAT payable balance, or the difference between the VAT on the incremental price charged to customers and the VAT placed on the purchase of raw materials. As the Company will cease the purchase of raw materials in the event of liquidation, the Company's prepayments are unlikely to be utilized, therefore the Company indicated a recovery probability between 0% to 20%.
- **Suppliers Rebates Receivable:** Represents rebates from the E-Commerce business from Jumei's previous merchandise sales business model. The Company estimated a recovery probability between 50% to 70%.
- **Receivable From Disposal of a Long-Term Investment:** Company management indicated that it represents the remaining payment to be received in connection with the disposal of BabyTree. However, given the final payment is subject to the Company paying withholding tax at a rate of 10%, which approximates the remaining payment amount, the net recovery amount for this line item is between 0% to 10%.
- **Prepaid Taxes Related to Overseas Purchase:** Represents prepaid VAT and tariffs to customs, and the Company believes it will be difficult to recover. Therefore, the Company indicated a recovery probability between 0% to 40%.
- **Prepaid Advertising and Marketing Fees:** The Company pays marketing expenses in advance. The Company believes these prepayments are unlikely to be recovered and indicated a 0% to 30% recovery probability.
- **Prepaid Rental Fees:** Given there are penalties associated with breaching contracts, the Company believes these prepayments are unlikely to be recovered and indicated a recovery probability of 0% to 20%.

D ▪ **Construction In Process / Operating Lease Right-of-use Assets:** According to Company management, a real estate investment fund submitted a term sheet to the Company, which values the Tianjin warehouse at approximately RMB550 million and the Suzhou warehouse at approximately RMB250 million. Accounting for the tax expense associated with the potential transaction, the Company estimated there is a 80% probability for the sale to complete. As a result, the company indicated a recovery probability of between 145% to 182% for construction in process, and a recovery probability of between 113% to 141% for operating lease right-of-use assets.

- The Tianjin warehouse is currently under construction
- The Suzhou warehouse is used in operations to store power banks and lease space to logistics companies

Source: Company management.
Note: Other Businesses Liquidation Analysis prepared by Company management.

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 19

Other Businesses Liquidation Analysis

Selected Commentary (cont.)

E ▪ **Long-Term Investments:** The Company indicated that only two investments can be sold for certain cash recovery, namely:

- Project 1: 16.7% in Voyage One, an E-Commerce platform specializing in sportswear. Voyage One has incurred losses for three consecutive years and the Company is planning on writing off this investment. As such, the Company believes the recovery rate will be 0%.
- Project 2: A minority stake investment in an internet loan company in China. Given the portfolio company is currently generating profit, the Company indicated a recovery rate of 40% to 80%.
- Project 3: 3.1% stake in Toget U, a short-video startup. Toget U is facing liquidity issues and is currently going through liquidation. As such, the Company believes the recovery rate will be 0%.
- Project 4: 5% stake in a media startup in China, who is facing liquidity issues and litigation at the moment. As such, the Company believes the recovery rate will be 0%.
- Project 5: A 45.0% LP interest in a TMT focused equity investment fund called Yingtan Yujiang District Huayao Investment Limited. Given the investment is still in a lock-up period, the Company indicated a recovery rate of 50% to 100%.

F ▪ **Advances From Customers:** Represents prepaid advertising revenue that Shuabao generates from its customers. The Company believes that it will have to repay its customers in full in an event of liquidation.

G ▪ **Accrued Expenses and Other Current Liabilities:**

- **Deposits from Service Providers:** Represents legacy deposits Jumei collected from its merchant partners who are selling cosmetic goods at Jumei's E-Commerce platform. The Company estimated that between 50% to 100% of the balance needs to be repaid.
- **Accrual for Purchase of Property and Equipment:** Represents unpaid construction expenses associated with the Tianjin warehouse. The Company believes that between 80% to 100% of the balance will be paid.
- **Unwithdrawn Cash Incentives Balance from Shuabao:** Represents the balance of Shuabao's incentive program to be redeemed by customers. There is uncertainty as to whether users will be able to cash out in the event of liquidation, so Company management estimates that 60% to 80% of the unwithdrawn balance will be paid.

H ▪ **Operating Costs During Wind Down:** Company management indicated that it would take approximately one month to wind down the business and that over this month, the Company would incur RMB30 million in expenses, RMB19 million of which relate to employee salaries and benefits and the rest relating to rent, utility, and other fixed costs.

- **Severance Fees:** Company management indicated that it would incur approximately RMB57 million in employee-related severance expenses in the event of liquidation, calculated based on the average employee tenure (three years per the PRC's Labor Law calculation method) multiplied by the monthly salary cost of RMB19 million, as stipulated by the Labor Law of PRC.
- **Liquidation Committee's Fee:** According to Company management, it will incur approximately RMB3 million in the liquidation-related expense.
- **Other Legal Charges:** Company indicated that it would incur about RMB5 million in other legal-related expenses in the event of liquidation.

Source: Company management.
Note: Other Businesses Liquidation Analysis prepared by Company management.

Preliminary and Confidential | Subject to Further Review and Revision
HOULIHAN LOKEY | 20

Page 1. Executive Summary 3 2. Financial Analyses 8 3. Appendices 21 Selected Public Market Observations 22 Glossary 29 4. Disclaimer 31

Page 1. Executive Summary 3 2. Financial Analyses 8 3. Appendices 21 Selected Public Market Observations 22 Glossary 29 4. Disclaimer 31

Preliminary and Confidential | Subject to Further Review and Revision (100.0%) (50.0%) 0.0% 50.0% 100.0% Jan-17 Jumei Index Rent-to-Own Companies Index Car Rental Companies Index S&P 500 Index Selected Public Market Observations Relative Total Shareholder Return Source: Public information, Bloomberg as of 2/21/2020. Note: Rent - to - Own Companies Index is equally weighted and includes Aaron’s, Inc., FlexShopper, Inc., and Rent - A - Center, Inc. Note: Car Rental Companies Index is equally weighted and includes AMERCO, Avis Budget Group, Inc., CAR Inc., Europcar Mobilit y G roup S.A., Hertz Global Holdings, Inc., and Localiza Rent a Car S.A. Since Proposal (1/10/20 – 2/21/20) 9.0% 2.4% (7.6)% 23 Relative Total Shareholder Return Since Unaffected Date (1/10/20) 1-Year 2-Year 3-Year Total Return Total Return Total Return 1/10/19 - 1/10/20 1/10/18 - 1/10/20 1/10/17 - 1/10/20 Jumei Index (14.1%) (52.1%) (62.6%) Rent-to-Own Companies Index 103.3% 56.9% 67.8% Car Rental Companies Index 12.9% 1.5% 42.0% S&P 500 Index 28.3% 23.6% 52.8% (9.4)%

Preliminary and Confidential | Subject to Further Review and Revision Selected Public Market Observations Selected History Trading Activity Source : Bloomberg. Note: Trading activity represented by daily volume - weighted average price (VWAP) amounts and volumes per Bloomberg 1. Based on VWAP over specified period (three months, six months, nine months, or twelve months). Reference to “Month” is based on calendar months . Twelve Months Ended (1/10/2020) 1 Nine Months Ended (1/10/2020) 1 Six Months Ended (1/10/2020) 1 Three Months Ended (1/10/2020) 1 Volume : 9.2 million VWAP 1 : $23.38 Volume: 5.6 million VWAP 1 : $22.89 Volume: 2.6 million VWAP 1 : $20.42 Volume: 1.3 million VWAP 1 : $19.49 24 1.6% 10.5% 18.5% 19.4% 39.7% 10.3% $16.00- $17.99 $18.00- $19.99 $20.00- $21.99 $22.00- $23.99 $24.00- $25.99 $26.00- $28.00 2.7% 17.3% 18.1% 13.4% 37.9% 10.6% $16.00- $17.99 $18.00- $19.99 $20.00- $21.99 $22.00- $23.99 $24.00- $25.99 $26.00- $28.00 5.7% 36.8% 38.5% 13.9% 5.1% 0.0% $16.00- $17.99 $18.00- $19.99 $20.00- $21.99 $22.00- $23.99 $24.00- $25.99 $26.00- $28.00 11.4% 44.4% 44.2% 0.0% 0.0% 0.0% $16.00- $17.99 $18.00- $19.99 $20.00- $21.99 $22.00- $23.99 $24.00- $25.99 $26.00- $28.00

Preliminary and Confidential | Subject to Further Review and Revision 0.0 0.5 1.0 1.5 2.0 2.5 $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 $90.00 Jan-16 Daily Trading Volume Trading Price Selected Events A D E F G H I J K L M N Selected Public Market Observations Timeline and ADS Trading History Source: Capital IQ, public information. 1. Jumei announced the going private proposal following the close of the market on 1/10/2020. Event Date Comment A 2/17/2016 Jumei received a preliminary non - binding proposal from CEO Mr. Chen, Co - Founder Yusen Dai and Sequoia funds to acquire all of the outstanding ordinary shares of Jumei for $70.00 per ADS. B 4/29/2016 Jumei announced resignation of Co - CFOs. C 12/23/2016 Jumei announced 1H2016 results and earnings decreased by 29.8% year - over year to approximately $21.3 million. D 5/1/2017 Jumei announced FY 2016 results and earnings increased by 11.4% from the prior period to approximately $21.6 million. E 5/4/2017 Jumei announced that it acquired 60% stake in Jiedian for cash consideration of approximately $45.5 million. F 6/21/2017 Jumei announced that it invested an aggregate of RMB84 million in the production of a television drama series titled “Here to Heart.” G 11/27/2018 The Previous Buyer Group withdrew the Previous Proposal with immediate effect. Event Date Comment H 4/30/2018 Jumei announced FY 2017 results and earnings decreased by 124.6% from the prior period to approximately - $5.7 million. I 5/28/2018 Jumei sold about 4% stake in Babytree for a total consideration of approximately $87 million. J 7/23/2018 Jumei announced that it repurchased 10,269,983 ADS for approximately $28 million. K 4/30/2019 Jumei announced FY 2018 results and earnings increased by 217.8% from the prior period to approximately $17.1 million. L 12/31/2019 Jumei announced that it changed the ratio of its ADS to Class A ordinary shares from the current ADS ratio of one ADS to one Class A ordinary shares to a new ADS ratio of one ADS to ten Class A ordinary shares. M 1/1/2020 Jumei announced that it will delay the release of its financial results for the six months ended June 30, 2019 because certain operational results associated with its new businesses cannot be provided on a U.S. GAAP basis without significant effort or expense. N 1/13/2020 Jumei announced receipt of a preliminary non - binding proposal from the Chairman to acquire the Company at $20.00 per ADS. ADS Price (USD) Volume (mm) B C 25 Unaffected ADS Price as of 1/10/2020 1 = $17.43

Selected Public Market Observations

Ownership Summary

(shares and ADSs in millions)

	Class A Shares	+	Class B Shares [1]	=	Total Shares	ADS Equiv [2]	Ownership % Economic [3]	Ownership % Voting [4]	Ownership % Unaffiliated
Insider Holdings									
Mr. Leo Ou Chen (Chairman, CEO)	--		50.9		50.9	5.1	44.6%	88.9%	
Public Holdings									
Renaissance Technologies	3.5		--		3.5	0.4	3.1%	0.6%	5.6%
Morgan Stanley	1.8		--		1.8	0.2	1.6%	0.3%	2.8%
BlackRock, Inc. (NYSE:BLK)	1.6		--		1.6	0.2	1.4%	0.3%	2.6%
Yusen Dai (Co-Founder) [5]	0.8		--		0.8	0.1	0.7%	0.1%	1.2%
Other Public Holders	55.6		--		55.6	5.6	48.7%	9.7%	87.8%
Total Ordinary Shares/ADS [6]	63.3		50.9		114.1	11.4	100.0%	100.0%	100.0%

Economic Ownership %



Other Pulic Holders, 48.7%
Mr. Leo Ou Chen (Chairman, CEO), 44.6%
Yusen Dai (Co-Founder)5 0.7%
Renaissance Technologies, 3.1%
BlackRock, Inc. (NYSE:BLK), 1.4%
Morgan Stanley, 1.6%

Voting Ownership %



Others, 11.1%
Mr. Leo Ou Chen (Chairman, CEO), 88.9%

Source: Capital IQ, public filings, Company management.
1. Mr. Leo Ou Chen owns the entirety of the outstanding Class B shares. Each Class B share is convertible into one Class A share, and is entitled to 10 votes compared to one vote per share for Class A shares.
2. ADS equivalent is calculated as total shares divided by 10, per Company management.
3. Class B shares are convertible 1:1 to Class A shares; as such, economic ownership % is calculated based on total shares held by each party.
4. Class B shares are entitled to 10 votes and Class A shares are entitled to one vote.
5. Yusen Dai (Co-Founder) left the company on July 27, 2017.
6. Based on recent ordinary share count provided by Company management.

Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 26

Preliminary and Confidential | Subject to Further Review and Revision Selected Public Market Observations Float and Trading Observations Public Float / Shares Outstanding 90 - Day Average Daily Volume / Public Float Source: Capital IQ as of 2/21/2020 . 27 98.8% 59.3% 81.9% 45.3% 66.9% 31.7% 56.5% 55.4% 78.4% 63.8% 59.3% 55.4% Aaron's, Inc. FlexShopper, Inc. Rent-A- Center, Inc. AMERCO Avis Budget Group, Inc. CAR Inc. Europcar Mobility Group S.A. Hertz Global Holdings, Inc. Localiza Rent a Car S.A. Mean Median Jumei International Holding Limited 1.15% 1.40% 1.26% 0.50% 2.12% 0.18% 1.12% 2.74% 0.73% 1.24% 1.15% 0.76% Aaron's, Inc. FlexShopper, Inc. Rent-A-Center, Inc. AMERCO Avis Budget Group, Inc. CAR Inc. Europcar Mobility Group S.A. Hertz Global Holdings, Inc. Localiza Rent a Car S.A. Mean Median Jumei International Holding Limited Rent - to - Own Companies Car Rental Companies Rent - to - Own Companies Car Rental Companies

Preliminary and Confidential | Subject to Further Review and Revision (dollars in millions) Selected Public Market Observations Float and Trading Observations ( cont.) A verage Daily Volume / Shares Outstanding 90 - Day Average Daily Trading Value Source: Capital IQ as of 2/21/2020 . 28 1.14% 0.83% 1.03% 0.23% 1.41% 0.06% 0.63% 1.52% 0.57% 0.82% 0.83% 0.43% Aaron's, Inc. FlexShopper, Inc. Rent-A-Center, Inc. AMERCO Avis Budget Group, Inc. CAR Inc. Europcar Mobility Group S.A. Hertz Global Holdings, Inc. Localiza Rent a Car S.A. Mean Median Jumei International Holding Limited $43.8 $0.4 $16.0 $16.2 $38.9 $0.8 $4.4 $36.3 $49.9 $23.0 $16.2 $0.9 Aaron's, Inc. FlexShopper, Inc. Rent-A-Center, Inc. AMERCO Avis Budget Group, Inc. CAR Inc. Europcar Mobility Group S.A. Hertz Global Holdings, Inc. Localiza Rent a Car S.A. Mean Median Jumei International Holding Limited Rent - to - Own Companies Car Rental Companies Rent - to - Own Companies Car Rental Companies

Page 1. Executive Summary 3 2. Financial Analyses 8 3. Appendices 21 Selected Public Market Observations 22 Glossary 29 4. Disclaimer 31

Preliminary and Confidential | Subject to Further Review and Revision Glossary of Terms Definition Description Adjusted EBIT Earnings Before Interest and Taxes, adjusted for certain other non - recurring items Adjusted EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted for certain other non - recurring items ADS American Depository Shares CAGR Compound Annual Growth Rate CY Calendar Year DAU Daily Active Users E Estimated FY Fiscal Year IPO Initial Public Offering LP Limited Partner LTM Latest Twelve Months or the Most Recently Completed 12 - Month Period for which Financial Information has been Made Public in the case of the selected companies NA Not Available NMF Not Meaningful Figure PRC People's Republic of China Q Quarter RMB Chines Yuan (Renminbi) RSU Restricted Stock Unit TMT Technology, Media, Telecom US GAAP United States General Accepted Accounting Principles USD United States Dollar VAT Value Added Tax VWAP Volume - Weighted Average Price 30

Page 1. Executive Summary 3 2. Financial Analyses 8 3. Appendices 21 4. Disclaimer 31

Disclaimer

This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the "materials"), are provided solely for the information of the Special Committee (the "Committee") of the Board of Directors (the "Board") of Jumei International Holding Limited (the "Company") by Houlihan Lokey in connection with the Committee's consideration of a potential transaction (the "Transaction") involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials.

The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee. The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey's express prior written consent.

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Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 32

Disclaimer (cont.)

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Preliminary and Confidential | Subject to Further Review and Revision

HOULIHAN LOKEY | 33

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